Filed by Adobe Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Adobe Inc.
Commission File No.: 000-15175
Date: September 20, 2022

This filing relates to the proposed merger of Figma, Inc., a Delaware corporation (“Figma”), with Saratoga Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of Adobe Inc., a Delaware corporation (“Adobe”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 15, 2022, by and among Adobe, Merger Sub I, Saratoga Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Adobe, and Figma.

Figma
Employee Equity FAQs

This overview contains important information about the terms of the definitive agreement between Adobe and Figma and the implications for Figmates’ equity.

●	Liquidity Requirement change: What happens to the liquidity requirement for any new awards we grant from now, September 16, 2022 until the close?
○	There will be no changes to equity grants that were board approved by our last board meeting on May 27, 2022.
○
All new RSUs will be granted on the same terms as the previous awards, but will have an additional requirement that you must be an active Figma employee at the time of the transaction close (or another liquidity event) for your RSUs to vest. This means that if you leave Figma before the transaction closes, we will cancel the entire award.

○	Here are a few examples to help show the difference:
■	New Hire Grants
●	Start Dates May 9, 2022 or before: Our historical new hire grants had a 4 year time-based vesting schedule, with a 1 year cliff and vesting monthly thereafter.
○
Example Leave before the close: You started work at Figma on March 1, 2022, and you received 1,000 RSUs. You work at Figma until March 20, 2023. You have earned 250 RSUs (1/4th) under the 4 year time-based vesting schedule at the time you leave Figma. The transaction closes on April 1, 2023.

■	Termination date: We would cancel 750 RSUs and leave the 250 RSUs outstanding.
■	Transaction close date: The 250 Figma shares will be converted into cash and Adobe stock as described above.
●	Start Dates After May 9, 2022: These grants will work the same, but have the additional condition that you need to continue to work at Figma at the time of close.
○
Example 1 Leave before the close: You started work at Figma on June 1, 2022, and you signed an offer to receive 1,000 RSUs. You work at Figma until June 15, 2023, and you have earned 250 RSUs (1/4th) under the 4 year time-based vesting schedule at the time you leave Figma. The transaction closes on August 1, 2023.

■	Termination date: We cancel the entire 1,000 RSUs.
■	Transaction close date: We take no action for this award because the RSU was canceled on termination date.

○
Example 2 Leave after the close: You started work at Figma on June 15, 2022, and signed an offer to receive 1,000 RSUs. We approve the award on October 15, 2022 and you start earning this award from July 1, 2022 to July 1, 2026. You earned 250 RSUs (1/4th) under the 4 year time-based vesting schedule on June 15, 2023. The transaction closes on August 1, 2023 and you have earned 270 RSUs on that date (13/48th).  You leave Figma on August 2, 2023.

■	Transaction close date: We convert the 270 vested Figma RSUs into cash and Adobe stock as described above.
■	Termination date: We cancel the remaining 730 unvested RSUs (which were converted to Adobe RSUs at closing) because you left before the next vest date under the vesting schedule.
■	Promotion or Refresh Grants
●	Promotion or Refresh RSUs granted on May 27, 2022 or before: Our historical promotion or refresh grants had a 4 year term, vesting monthly.
○
Example 1 Leave before the close: You started work at Figma on April 1, 2021 and received a promotion on May 1, 2022. We grant you a 1,000 RSU award on May 25, 2022. You would begin vesting monthly from May 1, 2022 for the duration of the 4 year term. You leave Figma on May 15, 2023 and have vested in 250 RSUs under the 4 year time-based vesting schedule. The transaction closes on May 31, 2023.

■	Termination date: We cancel 750 RSUs and leave the 250 RSUs outstanding.
■	Transaction close date: We convert the 250 RSUs to cash and Adobe stock as described above.
●	Promotion or Refresh RSUs granted after May 27, 2022: These grants will work the same, but have the additional condition that you need to continue to work at Figma at the time of close.
○
Example 1 Leave before the close: You received a promotion on May 15, 2022. We grant you a 1,000 RSU award on October 15, 2022. We assign you a vesting date of June 1, 2022, which means you vest monthly until June 1, 2026. You leave Figma on June 15th, 2023. The transaction closes on August 1, 2023.

■	Termination date: We cancel the entire 1,000 RSUs because you leave before the transaction closes.
■	Transaction close date: We take no action for this award because the RSU was canceled on termination date
○
Example 2 Leave after the close: You received a promotion on May 15, 2022. We grant you a 1,000 RSU award on October 15, 2022. We assign you a vesting date of June 1, 2022, which means you vest monthly until June 1, 2026. The transaction closes on August 1, 2023 and you have earned 291 shares (14/48th) under the 4 year time-based monthly vesting schedule on that date. You leave Figma on August 15, 2023.

■	Transaction close date: We convert 291 RSUs to cash and Adobe stock as described above.
■	Termination date: We cancel the remaining 709 unvested RSUs (which would have been converted to unvested Adobe RSUs at closing).

•	Can I exercise my stock options during the period between now and when the deal closes?
o	We are currently in a closed exercise period, so you will not be able to exercise your options in the short term.
o	Any future exercises would be contingent on us obtaining a new 409A valuation.
o	We expect to provide an update on the ability to exercise options in the coming weeks.

Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected timing, completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction.  The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations.html or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

* * * * *

Adobe Q3 Earnings Conference Call Script Excerpts (Q&A)

QUESTIONS AND ANSWERS

…

Kasthuri Gopalan Rangan - Goldman Sachs Group, Inc., Research Division - Analyst
Congratulations on a really massive step forward to the management team. Shantanu, I wonder if you can talk about the persona of Figma? And if there’s any overlap at all between what Adobe wanted to be in the future with its Creative family and where Figma is growing -- was going? And if you net it out, what is the incremental opportunity? It looks like $16 billion TAM. It’s your own Creator business, you’ve outlined is having more than a $40 billion TAM.

So I’m wondering what the term could look like for Figma in the future as it integrates into Adobe, you identified new personas. But then 3 years to breakeven, it sounds like there are some conservative assumptions built in, especially because Figma is generating cash. I’m wondering what your assumptions are for the rather lengthy duration to breakeven.

Shantanu Narayen
Thanks, Kash. And congratulations to you as well for the conference that is happening right now. And given our quiet period, as you know, we can’t attend. But let me take a step back and talk about why we believe this is a fundamentally transformative move for Adobe. When we think about the future of what’s happening with Creativity, and in a sense, what’s going to happen as it relates to multiple people engaging in that with respect to collaboration. We just believe that this is going to be an incredible value and a way to attract a whole bunch of new customers to the combined platform. When you think about Adobe, certainly, we target knowledge workers, we target communicators. We target creative professionals.

Figma really focuses a lot also on developers. They focus very much on the other stakeholders who are involved in the product-design process. So when we talk about the fact that Figma has a $16 billion TAM that’s referring to the TAM as it exists today in terms of what they are doing, both as it relates to product design as well as it relates to collaborative white-boarding and ideation, which, as you know, FigJam’s this incredible product that has, I believe, a much, much larger available addressable opportunity.

But if you take really what we think is the massive opportunity in putting this together, I think there are 4 aspects that are really exciting for us. First, there is going to be a next generation of creative collaboration that happens in the industry. And we believe that the combination of the 2 companies enables us to really position Adobe and deliver great value for this creative-collaboration industry.

Second, we continue to believe that we can accelerate what it means to create on the web. What Figma has done is they’ve delivered a really incredible technology platform and solved a number of the issues that need to be solved to allow multiple people to collaborate on the web. Third, we think that we can advance product design. And if you take the decades of Adobe technology that exists, our imaging technology, our vector technology, the video technology that we have, and think about what that means to bring that to the web and dramatically increase the number of customers who can then benefit from it.

And last but not least, I think to your question, this now really addresses that sort of holy grail of anybody creating a mobile application, anybody creating a website, anybody creating an application for any device that has a screen combining what we can do on the designers, developers and the stakeholders to make that happen. So I think today, what we shared with you is -- what they talk about is their addressable market opportunity, what we talk about as ours. But I think the real benefit of this combination is creating brand-new markets, much like we have done with Digital Experience and other industries that we are part of. So thank you, and we’re really excited about this.

Daniel J. Durn
Yes. Then from an accretion standpoint, first and foremost, this deal is about growth. This is about positioning the company to define new categories and drive growth for decades to come. And as we think about that growth trajectory, walked into -- walked through a number of those drivers. It’s about extending the performance of that platform as part of the combined company, getting it access to our customers and our go-to-market global -- go-to-market footprint. It’s about accelerating the delivery of new Adobe offerings on the web, and then jointly introduce new offerings as we unlock those possibilities in collaborative creativity.

This gives us an opportunity to focus and manage the R&D investments as we drive that road map, and striking the balance between accelerating the growth and preserving that growth trajectory, but doing it in a disciplined way. We’re going to deliver a tremendous amount of value over time to investors. Starting in year 2 post close, you’ll see our EPS growth rate faster than our overall revenue growth, will be accretive exiting year 3, and we’re poised to deliver a lot of value.

Operator
Our next question comes from Brad Zelnick of Deutsche Bank.

Brad Alan Zelnick - Deutsche Bank AG, Research Division - Head of Software Equity Research and Senior US Software Research Analyst
This is obviously a big moment for Adobe. It’s pretty clear what Figma brings to the table in terms of innovation, collaboration and communities. And I appreciate the comments about Figma helping to further webify core Adobe products. But what do you say to the perspective that this $20 billion acquisition seems more reactive versus proactive? And perhaps more importantly, how do we get comfortable that Adobe’s organic-innovation engine is alive and well for capturing the trends and opportunities that lie ahead in Creative?

Shantanu Narayen
Brad, it’s a good question. And I understand that in these markets, in particular, acquisitions and maybe large ones are viewed with some skepticism. We certainly believe, and I’ll talk about it, that Figma will be a transformative deal for the customers and industries. And it dramatically increases our TAM. We can deliver great value to an increasing set of customers. But I also want to reassure all of you, and if you look at our results, this in no way changes our focus or our excitement on our current portfolio.

We’re growing well, and we’re demonstrating strength across all of our 3 cloud offerings, and we continue to execute against our current initiatives. And so if you look at the multiple internal businesses that are achieving velocity, whether it’s Adobe Experience Platform and the apps that are built natively on top of it, what’s happening with 3D and Immersive, what’s happening with Acrobat Forms, what’s happening with Frame.io. This is additive.

And when opportunities like this present themselves, Brad, I think it’s the great companies that look at it and say, are you going to focus on the here and now only? Or are you going to seize on the opportunity that really positions Adobe for the next few decades? And so it’s a great question. We understand that there’ll be questions associated with valuation. We certainly believe that it provides valuation to our shareholders as well. When you look at what this means for us, but in no way diminishes my excitement around our current portfolio.

Operator
We can go to Alex Zukin of Wolfe Research.

Aleksandr J. Zukin - Wolfe Research, LLC - MD & Head of the Software Group
So I’ll start with a non-Figma question, and then layer in Figma. I guess, Shantanu, can you talk, or David, can you guys give us the kind of lay of the land on the demand environment, how it trended throughout the quarter? Obviously, a lot of companies are seeing some elongation of deal cycles, descoping. Even our channel checks on the Digital Experience side suggested that their deals are taking longer to close as they’re requiring a lot more signatures.

So I guess, first of all, what are you seeing in the demand environment? And what are -- because one of the questions we’re getting from investors is why now, given that we may be entering a more recessionary environment, couldn’t you have done this type of a transaction cheaper later? So that’s kind of how I want to weave this in.

Shantanu Narayen
Yes. Let me address the first part, which was your second part of the question, which is why now. Again, and as I said, we just believe that this new vision that we can create for -- what we can do with collaborative creativity, there’s no time like the present to start working on top of it. And when opportunities like this present themselves, you have to act upon it rather than kicking that can down the road, Alex. So from my perspective, we know how to make this deliver great value to our customers. I’ll have David also speak to the demand environment, and the Creative side.

On the Enterprise side, as we said, we had strong results. I mean the AEP plus apps business, that book of business is doubling, which really reflects the foundational aspects of what we are delivering. But it -- again, I go back to -- opportunities like this present themselves rarely. And Figma is one of those rare companies that has achieved the kind of escape velocity and technology platform that they have. But we equally believe that it’s even rarer for a company like Adobe to be able to take advantage of what they deliver and actually accelerate it and provide greater value. And so from my perspective, there’s no time like the present.

David Wadhwani
Yes. And on the Digital Media side, we began the year with a guide of $1.9 billion. And of course, we hope to beat that. And in the context of everything happening in the macro, if you look at Q1, Q2, Q3 and our guide for Q4, we’re at $1.88 billion. And in the context of everything happening in the world, we’re very proud of this performance. And of course, we’re an aggressive company. We hope to beat that number. And all the leading indicators remains strong. New-user acquisition is strong, engagement and retention continues to be strong. Monthly active users continue to be strong. And so we feel really good about the macro -- about our ability to navigate the macro despite what’s happening in the world around us.

And then in the context of as we start looking for opportunities to grow, we have so much product innovation coming out at -- and we’ll see a lot of it at MAX, accelerating what’s happening in our flagship applications, what’s happening around Express and the kinds of capabilities we’re putting in there. We’re seeing great growth and momentum in terms of use and NPS there.

Photoshop and Illustrator coming to the web. We have a lot of share for review collaborative capabilities coming as well. And then as you look at the conversation around Figma, we’ve known Dylan for years, and we’ve shared very common values and vision. And the opportunities to grow that business faster and the synergies we have in mind are -- just allow us to take what is already a strong business and make it even stronger and faster.

Operator
The next question is from Brent Thill of Jefferies.

Brent John Thill - Jefferies LLC, Research Division - Equity Analyst
Shantanu -- everyone’s admired your ability to stay disciplined on M&A over the last decade. And I guess many are kind of feeling like you broke the mold on this. And I think everyone just wants to hear on the multiple, even if revenue doubled again, it’d be over 25x ARR. So what was it that was so special? And if you think about in the last few years, you’ve always said XD could carry you, why -- what happened with XD -- what happens with XD now as this scales?

Shantanu Narayen
So 2 things to that, Brent. The first is I understand that what you’re saying in effect is some people will say, hey, show me how this value is accruing to Adobe shareholders as well. And we certainly believe that otherwise we wouldn’t be doing it. And we do believe that it will be value-generating for the Adobe shareholders. I think as it relates to XD and as it relates to Figma, I mean, we certainly, for designers, we’re targeting what needed to happen as it related to screen design with the desktop product. I think the much newer market that emerged, which Figma effectively both addressed and pioneered was the ability to do this in a collaborative way and dramatically increase the scale. And they, over the last decade, have really invested in and solve some of the hard technical problems that existed to make this happen on the web friction-free. So from our perspective, the Creative products continue to be strong, the ability to really tie the designers and developers is really where there’s this unique opportunity as well as to create new markets.

I mean I’ll give you one more sort of what-if scenario in terms of how we think about it, which is you combine what they’ve done with white-boarding and ideation and what will be the future of work. And if you think about the presence of Acrobat and what we have with Acrobat or if you think about the notion of brainstorming and what happens with FigJam, with what happens with Adobe Express, I think the opportunities are tremendous. I understand that there will be some sentiment associated with the price, and ball’s in our court to go demonstrate how we execute against our current initiatives as well as to demonstrate the value of this new one.

Operator
We can go to Keith Weiss of Morgan Stanley.

Keith Weiss - Morgan Stanley, Research Division - Equity Analyst
One -- just a real brief one on Figma, don’t want to beat that horse too much. And then some questions on the core business. On Figma, we’ve definitely heard a lot about them in the field. And it’s a great asset you guys are acquiring. It does seem like it overlaps pretty directly with InDesign. So can you talk a little bit about sort of the -- is there a rationalization of those 2 products? Or is Figma just kind of the go-forward product there?

…

David Wadhwani
Yes. I’ll start by talking about InDesign and Figma. They’re very different products at the core. InDesign is around building print and publishing workflows and doing layout. Figma is really all about enabling product design and a collaborative product design model. In fact, if you look at InDesign, it’s our traditional base of users, predominantly designers that are using it. One of the things that’s really interesting about Figma is the makeup of their user base. In fact, 2/3 of their users are not designers, they’re developers and other stakeholders in the process. And the foundation of that collaborative model is what makes this such a special and accretive acquisition for us.

If you think about going forward, the primary focus is going to be about bringing Figma into the family and then taking all of the capabilities we have across illustration and video and creative imaging and building it on top of the Figma platform to enable a whole new generation of capabilities that are going to resonate with digital-native and next-generation creative professionals, and we’re very excited about them. The 2 products are quite different.
…

Operator
Next question comes from Brad Sills of Bank of America Securities.

Bradley Hartwell Sills - BofA Securities, Research Division - Director, Analyst
Another question here on Figma. It looks like the company is well positioned for designer-developer use cases, much like Frame.io for video editing, bringing you into more of those use cases really extending the reach for Creative Cloud. I guess the question is, where does Creative Cloud end up? Where does that footprint end, and the Figma footprint began? In other words, could you see a scenario where this acquisition and these use cases bring through -- pull through more sales of Creative Cloud subscriptions?

Shantanu Narayen
I think the 3 ways in which we look at that. First, in terms of the customers for Figma, I think, as David mentioned, the number of developers who are part of this products set is actually extremely extensive. But in addition to the product set associated with Figma design for developers as well as stakeholders, I do want to again emphasize the product fit as it relates to FigJam for anybody who’s a knowledge worker. And anybody who wants to ideate.

So if you think about the value of ideation and brainstorming, I mean the reality is, they have tens of millions of people who signed up and trialed Figma. We have hundreds of millions of people who have used our products. And so the adjacency in terms of enabling both of those combined sets of customers to use each other’s products, we continue to believe that, that drives great value.

So this is really about, in our sense. And then if you take Acrobat and the penetration that Acrobat has, everybody who’s using Acrobat also wants to both share as well as ideate and brainstorm. So I know there’s a lot of questions around Figma design which is clearly achieved escape velocity. I would urge you also to spend a little time looking at FigJam as I know you have and then you would really understand that, that also dramatically expands the customer base. So yes, getting Creative Cloud to a more diverse set of customers on the web, allowing collaboration and enabling it much like you said, with Frame.io. That’s very much part of the strategy. And that’s why even in the press release, we talk about accelerating creativity on the web as one of the key pillars.

…

Operator
The next question is from Jay Vleeschhouwer of Griffin Securities.

Jay Vleeschhouwer - Griffin Securities, Inc., Research Division - MD of Software Research
Shantanu, in some of your remarks and Dan in one of your bullet points regarding the rationale for Figma, you made some interesting references to their platform and accelerating your products on the Cloud. Are you suggesting perhaps that there’s something in their DevOps, let’s call it, that may lead ultimately to a material change in Adobe’s product release cadence or product packaging? How do you see portfolio evolving and your underlying R&D, let’s call it, infrastructure or process because there’s something into in terms of how they develop products that I think you’re hoping to splice in that kind of DNA?

And then secondly, it’s not unprecedented for Adobe to purchase a dynamic competitor. We can go back many years. You’ve done this before. Maybe put this into context of some of those prior acquisitions where you bought a competitor that had meaningful either competitive impact or complementary technology and thinking, of course, about the material impact that the Macromedia acquisition had many years ago.

Shantanu Narayen
So Jay, let me first cover the first one, and there’s no doubt that what Figma has been able to do on the web by solving a lot of these multiplayer, high scalability requirements to allow the tens of millions of people to use Figma design and even more important FigJam on the web, is an engineering marvel. And having access to that technology and being able to take advantage of it to dramatically increase anybody who’s participating in our design products, whether they be stakeholders and developers will, I think, dramatically increase our TAM as well.

And so first and foremost, their DevOps is great. I mean we certainly have a lot of that expertise on the Digital Experience side of the house as it relates to the trillions of transactions. But for the Creative, we really believe that this is one of the key pieces of technology that we’re getting that are going to be really amazing.

I think as it relates to your second question, we really view these as when you have the right altitude for us, it’s all about how do you take things that might seem competitive but are actually more complementary, and expand the nature of the market. And for me, when I think about what we did with Macromedia, it was really about saying, we’re going to target more graphics professionals and not just focus on imaging. We’re going to focus on what’s happening with video on the web or gaming.

And so I think it was an expansive part of how we looked at it. And that’s the same situation here.
For us, it’s really not about what we had on the desktop. It’s really about expanding to the web. Multi-surface is something that we have talked about a lot. It’s about a community in many ways, Jay, and what they have done as it relates to their communities and plug-ins and how they’ve been able to use artificial intelligence, all of that also power we bring to bear to the combined. So from my perspective, this is really about adjacency.

It’s about complementary things that we have done. Certainly, we did have a presence in screen design on the desktop. But big picture, this is all about dramatically expanding it, and that’s the conversation that David, Dylan, Scott and I have been having. And David, feel free to add to that.

David Wadhwani
Yes. From the beginning of the conversations with Dylan, the primary focus has been on things that we couldn’t do individually. What are the things that we could do and bring to market that combining the 2 products -- and the 2 product sets into 2 companies could really enable a better-together story. And in particular, what we see is that we have this incredible wealth of technology and expertise around illustration and video and imaging and photography and 3D, all from -- coming from the lens of our flagship applications.

And as Shantanu mentioned, they’ve built such a rich platform for collaboration. Bringing these things together allow us to reimagine what the -- basically Creative -- content creation should look like in the future by taking our technology, integrating it on top of -- or building it on top of the Figma platform and then enabling a whole set of new use cases that would never have happened were it not for this combination.

Operator
The next question comes from Saket Kalia of Barclays.

Saket Kalia - Barclays Bank PLC, Research Division - Senior Analyst
Dan, maybe for you. Just to maybe focus on the core business for a minute and then loop in Figma. Are there any puts and takes with margins this year that we should keep in mind when thinking about organic margins next year? And of course, I understand you’re guiding to it, but just sort of anything that you want us to note? And then on top of that, how do you think about the EBIT profitability for Figma, and where that can go over time?

Daniel J. Durn
Sure. So let me take them in order. So as we think about our margins this year, I think you can see the trajectory throughout the year. What I would say is what we’re seeing in the back half of 2022, I think, is more reflective of the normalized environment. We talked about continuing to invest in the products, how we market those products, how we drive product-led growth, how we’re going to market, but also complementing it with repopulating the campuses, being back to in-person interaction, getting on planes. And that’s a bit more reflective of a normalized operating environment.

So that’s what I would say. Think about maybe the second half of 2022 as a bit more of a normalized environment. As we think about margins in the context of Figma and the transaction, we talked a couple -- about a couple of things. We talked about this is about growth. This is delivering that growth in a disciplined way.

So when I think about operating margins in that context, we talked about the second half of 2022 being that baseline, more normalized run rate. And if I think about the first couple of years post close, year 1, year 2 post close. Think about margins that are maybe 1 to 2 points delta versus where we would be on a stand-alone basis. And then by the time we get to year 3, I would expect it to be more neutral from an influence standpoint. And again, I also want to register the point that I mentioned earlier in Q&A. As we get past year 1, we’re going to start growing EPS faster than our revenue growth profile. And so we feel good about that inflection point and driving it in a disciplined way.

When we look at GAAP operating margins, obviously, you’ll see a bigger delta in the near term. To account for the stock-based compensation, we really view that stock-based compensation to incentivize the employees to stay with the company and unlock those growth potentials. And you’ll see that amortize over a 4-year period consistent with our equity programs, and then we’ll be back to a more normalized run rate after that amortization period.

So you’ll see more impact on the GAAP side, and we feel pretty good about the trajectory from a non-GAAP operating margin standpoint.

Operator
We can go straight to Phil Winslow of Credit Suisse.

…

Operator
And the final question today comes from Kirk Materne of Evercore ISI.

Stewart Kirk Materne - Evercore ISI Institutional Equities, Research Division - Senior MD & Fundamental Research Analyst
Dan, I just wanted to follow up on your comments maybe on the dilution around the deal. I think just based on what Shantanu and all of you have said about sort of the complementary nature of the deal, the ability to expand the market, I think people are asking, why isn’t there more sort of synergy from a go-to-market perspective with this deal, meaning bringing Figma onto your platform would theoretically just turbocharge sales immediately given sort of your scale?

So I just -- how much of that’s baked into the dilution forecast? Or are you -- I realize it’s early, but are you leaving that more for upside? Because I think the length of the dilution given that this should be complementary from a go-to-market perspective, I think is what’s somewhat confusing to folks.

Shantanu Narayen
Well, certainly, for us, this is all about the top line growth. And what -- if you look at actually what we would expect in terms of their continued growth and our continued growth, I think the top line of both companies, they would accelerate. And so I think maybe at the FA meeting, as we get more time, we’re happy to share more color associated with it. But from my perspective, we actually think that we have a plan that allows us to really show the benefits of the combination as well as continue to overachieve against those. And since that is the -- go ahead.

Stewart Kirk Materne - Evercore ISI Institutional Equities, Research Division - Senior MD & Fundamental Research Analyst
Just a follow-up on that. I just -- too difficult for us to -- meaning you both can grow faster -- are these new developers that require sort of new efforts to go get them from Adobe perspective. I’m just trying to get a sense of the overlap of the opportunity would seemingly think that you guys combined could actually do it more effectively together, which would create greater operating leverage to a certain degree sooner. So I’m just trying to -- I realize there’s a lot of moving parts in the near term to this, but I was just kind of curious, is that what’s sort of embedded in your expectations? Or are you sort of leaving that for -- to see what happens as you get, I guess, a little bit closer to the deal closing?

Shantanu Narayen
I think for us, we’re just factoring in everything, including the fact that this is a stock purchase, and half of it is approximately in stock and what that means in terms of dilution. As we said, we will start to offset that. We have tremendous cash flow generation. But from our perspective, we are going to be aggressive about making sure that we continue to drive the top line and the bottom line. And so that is very much on our mind in terms of delivering great value to the customers in the industry and creating new opportunities.

And from my perspective, what I do want to say since that was the last question, was first and foremost, we’re really excited about our current business. I mean the current business is growing at a great clip in this macroeconomic environment. We have multiple growth initiatives that are all demonstrating how mission-critical they are and how they’re relevant, they are in this new digital-first world where whether it’s work, life, play, everything is going to be impacted by digital.

So first and foremost, we are very confident about our existing portfolio and the growth trajectory of the current portfolio.

The addition of Figma, from my perspective, is the ability to turbocharge that in terms of both the opportunity that the company has as well as the ability to serve ever-broadening set of customers. And so I hope you all view that within that context, which is lot of confidence about our existing business and more excitement about making sure that we’re setting in place greater future opportunities.

We will look forward to having a lot of you at MAX. I hope you do come there. We are planning an FA part of that section as well. And so we’d be happy to share more with you when we join that. And with that, I’ll turn it over to Jonathan.

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